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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            EQUITABLE FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29448R109
                                    ---------
                                 (CUSIP Number)

                               RICHARD L. HARBAUGH
                      PRESIDENT AND CHIEF EXECUTIVE OFFICE
                             EQUITABLE FINANCIAL MHC
                           113-115 NORTH LOCUST STREET
                          GRAND ISLAND, NEBRASKA 68801
                                 (308) 382-3136
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                NOVEMBER 8, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g),
check the following box /_/.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.






                         (Continued on following pages)



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CUSIP No.  29448R109
--------------------

                                  SCHEDULE 13D

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   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             EQUITABLE FINANCIAL MHC

             61-1496459

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /_/
                                                                       (b) /_/

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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS
             OO
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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                   /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
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                        7   SOLE VOTING POWER
      NUMBER OF                  1,813,630
       SHARES           --------------------------------------------------------
    BENEFICIALLY        8   SHARED VOTING POWER
      OWNED BY                   0
        EACH            --------------------------------------------------------
      REPORTING         9   SOLE DISPOSITIVE POWER
       PERSON                    1,813,630
        WITH            --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,813,630
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             55%
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  14   TYPE OF REPORTING PERSON
             HC, CO
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ITEM 1.     SECURITY AND ISSUER.
            -------------------

      This Schedule 13D relates to the shares of common stock, par value $.01 per share, of Equitable Financial Corp. (the "Issuer" or the "Company"), a federally-chartered corporation. The principal executive office of the Issuer is located at 113-115 North Locust Street, Grand Island, Nebraska 68801.

ITEM 2.     IDENTITY AND BACKGROUND.
            -----------------------

      This Schedule 13D is being filed by Equitable Financial MHC (the "MHC"), a federally-chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at 113-115 North Locust Street, Grand Island, Nebraska 68801. During the past five years, the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each of the Insiders is a United States citizen, and none of such Insiders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            -------------------------------------------------

      On November 8, 2005, Equitable Federal Savings Bank of Grand Island (the "Bank") reorganized from the mutual to mutual holding company structure in accordance with the Plan of Reorganization and Stock Issuance, as amended and restated (the "Plan"). Pursuant to the Plan, the Bank converted to stock form and the Issuer and the MHC were established. In connection with the reorganization, the Issuer issued a total of 3,297,509 shares of common stock of which 1,813,630 shares were issued to the MHC in exchange for the MHC's ownership of 100% of the Bank's common stock. On November 8, 2005, the Insiders also purchased shares of common stock from the Issuer. All purchases by Insiders were from personal funds.

ITEM 4.     PURPOSE OF TRANSACTION.
            ----------------------

      The primary purpose of the reorganization of the Bank from the mutual form to the mutual holding company form of organization was to establish a structure that will result in the raising of additional capital to support future lending and operational growth and may also support possible future branching activities or acquisitions. The stock offering will also enable the employees and officers of the Bank to obtain an equity ownership interest in the Bank. Because the Issuer only sold a minority of the common stock to the public, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services will be preserved.

      Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

      In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the MHC and/or the Insiders may determine to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

      (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 1,813,630 shares of the Issuer's common stock or 55% of the outstanding shares. The following table provides information about the shares of Company common stock that may be considered to be owned by each Insider as of November 8, 2005. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.


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                                                   NUMBER OF       PERCENT OF
                                                     SHARES       COMMON STOCK
     NAME                                            OWNED         OUTSTANDING
     ----                                         ------------    --------------

     H. Lawrence Hanson......................              0           *
     Richard L. Harbaugh.....................         35,000         1.1%
     Gary L. Hedman..........................         31,247         1.0
     Joanne Roush Holmes.....................         35,000 (1)     1.1
     Kim E. Marco............................         13,761 (2)       *
     Pamela L. Price.........................          3,000           *
     Jonas A. Proffitt.......................         15,000           *
     Jack E. Rasmussen.......................          5,000           *
     Douglas J. Redman.......................         35,000         1.1
     Benedict P. Wassinger, Jr...............         20,085 (3)       *
     --------------------------
     * Represents less than 1% of outstanding shares.

      (1) Includes 17,472 shares held by Ms. Holmes' spouse.
      (2) Includes 500 shares held by Mr. Marco's spouse and 1,481 shares held by Mr. Marco's spouse's IRA.
      (3) Includes 1,050 shares held by Mr. Wassinger's corporation and 4,350 shares held by Mr. Wassinger's spouse's IRA.

      (c) Other than the purchase of such shares by the MHC and the Insiders on November 8, 2005, neither the MHC nor the Insiders have effected any transaction relating to the Issuer's common stock within the past 60 days.

      (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
          ----------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

      Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

      Not applicable.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        EQUITABLE FINANCIAL MHC


Date: November 17, 2005                 By:/s/ Richard L. Harbaugh
                                           -------------------------------------
                                           Richard L. Harbaugh
                                           President and Chief Executive Officer






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

                                   SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF EQUITABLE FINANCIAL MHC
           -----------------------------------------------------------

      The name, business address and present principal occupation of each director, executive officer and controlling person of Equitable Financial MHC are set forth below. All persons are citizens of the United States.


NAME                            BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                            ----------------                   --------------------
H. Lawrence Hanson              113-115 North Locust Street        Director of Equitable Bank, Equitable Financial Corp.
                                Grand Island, Nebraska 68801       and Equitable Financial MHC; retired.

Richard L. Harbaugh             113-115 North Locust Street        Director and Chief Executive Officer of Equitable Bank;
                                Grand Island, Nebraska 68801       Chairman of the Board, President and Chief Executive
                                                                   Officer of Equitable Financial Corp. and Equitable
                                                                   Financial MHC.

Gary L. Hedman                  113-115 North Locust Street        Director of Equitable Bank, Equitable Financial Corp.
                                Grand Island, Nebraska 68801       and Equitable Financial MHC; President and Chief
                                                                   Executive Officer of Southern Public Power District, an
                                                                   electric utilities company.

Joanne Roush Holmes             113-115 North Locust Street        Director, Executive Vice President, Chief Administrative
                                Grand Island, Nebraska 68801       Officer and Corporate Secretary of Equitable Bank;
                                                                   Director, Executive Vice President and Corporate
                                                                   Secretary of Equitable Financial Corp. and Equitable
                                                                   Financial MHC.

Kim E. Marco                    113-115 North Locust Street        Executive Vice President and Chief Financial Officer of
                                Grand Island, Nebraska 68801       Equitable Bank, Equitable Financial Corp. and Equitable
                                                                   Financial MHC.

Pamela L. Price                 113-115 North Locust Street        Director of Equitable Bank, Equitable Financial Corp.
                                Grand Island, Nebraska 68801       and Equitable Financial MHC; Executive Director of the
                                                                   Stuhr Museum Foundation.

Jonas A. Proffitt               113-115 North Locust Street        Director of Equitable Bank, Equitable Financial Corp.
                                Grand Island, Nebraska 68801       and Equitable Financial MHC; retired.

Jack E. Rasmussen               113-115 North Locust Street        Director of Equitable Bank, Equitable Financial Corp.
                                Grand Island, Nebraska 68801       and Equitable Financial MHC; retired.

Douglas J. Redman               113-115 North Locust Street        Director of Equitable Bank, Equitable Financial Corp.
                                Grand Island, Nebraska 68801       and Equitable Financial MHC; partner in several local
                                                                   businesses, including a Subway franchise and Video
                                                                   Kingdom store.

Benedict P. Wassinger, Jr.      113-115 North Locust Street        Director of Equitable Bank, Equitable Financial Corp.
                                Grand Island, Nebraska 68801       and Equitable Financial MHC; President of Bens' Drug Store.